UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Amplify Energy Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

Common Stock

(CUSIP Number)

03212B103

(Date of Event Which Requires Filing of this Statement)

September 30, 2024

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 03212B103	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stoney Lonesome HF LP; EIN = 87-4179655 Clint Coghill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Stoney Lonesome HF LP – Delaware, United States Clint Coghill – Illinois, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER Stoney Lonesome HF LP – 2,434,000 Clint Coghill – 85,410
	6	SHARED VOTING POWER Stoney Lonesome HF LP – 0 Clint Coghill – 0
	7	SOLE DISPOSITIVE POWER Stoney Lonesome HF LP – 2,434,000 Clint Coghill – 85,410
	8	SHARED DISPOSITIVE POWER Stoney Lonesome HF LP – 0 Clint Coghill – 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Stoney Lonesome HF LP – 2,434,000 Clint Coghill – 85,410 Total = 2,519,410
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Stoney Lonesome HF LP – 6.12% Clint Coghill – 0.21% Total = 6.34%
12	TYPE OF REPORTING PERSON* Stoney Lonesome HF LP – PN Clint Coghill – IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)	Name of Issuer
Amplify Energy Corp

(b)	Address of Issuer's Principal Executive Offices
500 Dallas Street, Suite 1700, Houston, Texas

Item 2.

(a)	Name of Person Filing
Stoney Lonesome HF LP

(b)	Address of Principal Business Office or, if none, Residence
222 S Riverside Plaza Ste 15-155, Chicago IL 60606

(c)	Citizenship
Delaware

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
03212B103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K)

Item 4.	Ownership

(a)       Amount Beneficially Owned

Stoney Lonesome HF LP – 2,434,000

Clint Coghill – 85,410

Total = 2,519,410

(b)       Percent of Class

Stoney Lonesome HF LP – 6.12%

Clint Coghill – 0.21%

Total = 6.34%

(c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Stoney Lonesome HF LP – 2,434,000

Clint Coghill – 85,410

(ii)	Shared power to vote or to direct the vote

Stoney Lonesome HF LP – 0

Clint Coghill – 0

(iii)	Sole power to dispose or to direct the disposition of

Stoney Lonesome HF LP – 2,434,000

Clint Coghill – 85,410

(iv)	Shared power to dispose or to direct the disposition of

Stoney Lonesome HF LP – 0

Clint Coghill – 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Stoney Lonesome HF LP

/s/ Clint Coghill
Signature
October 15, 2024
Date

Clint Coghill / President of General Partner
Name/Title

Clint Coghill

/s/ Clint Coghill
Signature
October 15, 2024
Date

Clint Coghill
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)